April 12, 2010

VIA EDGAR

Ms. Alison White
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:
American Century Variable Portfolios, Inc. (File No. 33-14567, 811-05188) (“ACVP”)
American Century Variable Portfolios II, Inc. (File No. 333-46922, 811-10155) (“ACVP II”)
(ACVP and ACVP II, collectively, the “Registrants”)

Dear Ms. White:

Please find below our responses to your comments that we discussed on the March 2, 2010 call regarding the Post-Effective Amendments, filed on February 10, 2010 (ACVP II), February 11, 2010 (ACVP) and February 22, 2010 (ACVP and ACVP II), to the Registrants’ registration statements.  For your convenience, we restated each of your comments prior to our responses.

1.	COMMENT: With respect to the VP funds that have a corresponding retail fund, indicate that all comments received from our retail staff reviewer have been addressed in the VP funds’ prospectuses.

RESPONSE:  Our VP fund prospectuses are consistent with our retail prospectuses.  We have taken into account comments from the staff on our retail prospectuses during the drafting of our VP prospectuses.

2.
COMMENT: If the funds provide current performance information on their Web site, please provide the required statement under Item 4(b)(2)(i) regarding the availability of current performance information.

RESPONSE: We have confirmed that the funds’ Web site does not provide shareholders current performance information, making the statement under Item 4(b)(2)(i) inapplicable.

Ms. Alison White
April 12, 2010

3.	COMMENT:	Please include a statement indicating that the funds are covered by Rule 22c-2 agreements with all applicable insurance companies.

RESPONSE:  We have added a statement in the “Abusive Trading Practices” section of the prospectuses to indicate that the funds are covered by appropriate 22c-2 agreements with all applicable insurance companies.

4.	COMMENT: Please provide a more specific Web address in the “Where to Find More Information” section of the prospectus.

RESPONSE:  We have updated the “Where to Find More Information” section with a more specific Web address.

5.	COMMENT: The investment objective for VP Balanced is too long and appears to contain strategy language.

RESPONSE:  The investment objective for VP Balanced is identical to the corresponding retail fund’s investment objective.  Both the VP fund and retail fund prospectuses have previously been reviewed by the staff without objection to the investment objective.  We decline to change the objective for VP Balanced at this point as it would be inconsistent with the retail fund.

6.
COMMENT:  The introduction to the bar chart in the “Annual Total Returns” section of the VP Balanced prospectus is too long and the definitions of the S&P 500 Index and the Barclays Capital US Aggregate Bond Index are unnecessary.

RESPONSE: We have deleted the definitions of the S&P 500 Index and the Barclays Capital US Aggregate Bond Index.

7.	COMMENT: Consider adding headings to each risk factor in the “What are the principal risks of investing in the fund?” section.

RESPONSE:  Although the abbreviated risk disclosure in the “Fund Summary” section includes headings, we have not included headings in the more detailed risk disclosure under Item 9.  This approach is consistent with our retail fund prospectuses.

Ms. Alison White
April 12, 2010

8.	COMMENT: The “Fund Performance” section of certain of the VP prospectuses is confusing as it reads as if it is written in the future tense.

RESPONSE: We revised the language of the “Fund Performance” section to remove the future tense.

9.
COMMENT:  In the VP Capital Appreciation prospectus there is an emerging markets risk factor in the disclosure responsive to Item 9 of Form N-1A.  Please add an emerging markets risk factor to the “Fund Summary” section, or please delete the risk factor altogether if it is not a principal risk.

RESPONSE: After consulting with the portfolio managers, we deleted the emerging markets risk factor from the VP Capital Appreciation prospectus.

10.
COMMENT:  For VP Mid Cap Value and VP Value funds, please add the “Price Volatility” risk factor that is included in the “Fund Summary” to the risk disclosure in the “Objectives, Strategies and Risks” section of the prospectus.

RESPONSE:  We have updated the “Objectives Strategies and Risks” section of these funds’ prospectuses to include the “Price Volatility” risk factor.

11.
COMMENT:  For VP Large Company Value, VP Mid Cap Value and VP Value funds, the disclosure in the “Objectives, Strategies and Risks” section indicates that investing in derivatives is a principal investment strategy of the funds.  However, the funds do not include any disclosure regarding derivatives in the “Fund Summary.”  If investing in derivative investments is a principal investment strategy of these funds, please add disclosure to that effect in the “Fund Summary.”  If investing in derivative investments is not a principal investment strategy of these funds, please remove this disclosure from the “Objective Strategies and Risks” section.

RESPONSE:  After consulting with the portfolio managers, we have deleted the reference to investing in derivative instruments in the “Objectives, Strategies and Risks” section of the prospectuses for VP Large Company Value, VP Mid Cap Value and VP Value.  Use of these instruments is primarily for cash management and is not currently a principal investment strategy for these funds.

Ms. Alison White
April 12, 2010

12.
COMMENT:  In the VP Vista prospectus, the disclosure related to portfolio managers discusses a “team” approach to investing, but only one portfolio manager is listed.  Please revise the language to be less confusing.

RESPONSE: A second portfolio manager was named to the VP Vista fund in mid-February and has been added to the portfolio manager disclosure.

13.
COMMENT:  The ACVP statement of additional information indicates that American Century Investment Management, Inc. serves as subadvisor for the cash portion of the VP International Fund, however, this is not mentioned in the prospectus.

RESPONSE:  As required by Item 10, “The Investment Advisor” section of the VP International prospectus states: “The advisor has hired American Century Investment Management, Inc. (ACIM) to make the day-to-day investment decisions for the cash portion of the fund.”  Because ACIM’s responsibility is limited to management of the fund’s cash and cash-equivalent instruments, it is not required to be listed under the “Investment Advisor” heading in the “Fund Summary” (pursuant to Item 5).

14.	COMMENT: In the statement of additional information discussion of “echo voting,” include a statement that a small number of shareholders may be able to determine the outcome of a shareholder vote.

RESPONSE:  We have added disclosure in the “Information About Fund Shares” section summarizing the insurance companies’ procedures for voting shares of the VP funds.  This disclosure includes a statement that insurance companies’ proportional voting may result in a relatively small number of variable contract owners determining the outcome of a proposal.

In responding to your comments, we acknowledge that: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Ms. Alison White
April 12, 2010

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary